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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 19)


                          The Chalone Wine Group, Ltd.
                          ----------------------------
                                (Name of Issuer)


                           Common Stock (no par value)
                           ---------------------------
                         (Title of Class of Securities)


                                    157639105
                                    ---------
                                 (CUSIP Number)


                            Michael A. Varet, Esquire
                                Piper Rudnick LLP
                           1251 Avenue of the Americas
                          New York, New York 10020-1104
--------------------------------------------------------------------------------
                                 (212) 835-6250
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 August 21, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [_]


                         (Continued on following pages)

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--------------------------------------------------------------------------------
CUSIP Number:  157639105

(1) NAME OF REPORTING PERSON: Domaines Barons de Rothschild (Lafite) I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only):

--------------------------------------------------------------------------------

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [_]
                                                                       (b) [X]

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(3)      SEC USE ONLY


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 (4)     SOURCE OF FUNDS

         WC

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(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)
              [_]

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(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         France

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NUMBER OF                      (7)      SOLE VOTING POWER
SHARES                                           5,511,103 shares
BENEFICIALLY                   -------------------------------------------------
OWNED BY                       (8)      SHARED VOTING POWER
EACH                                             0 shares
REPORTING                      -------------------------------------------------
PERSON                         (9)      SOLE DISPOSITIVE POWER
WITH                                             5,511,103 shares
                               -------------------------------------------------
                               (10)     SHARED DISPOSITIVE POWER
                                                 0 shares
--------------------------------------------------------------------------------
         (11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                            5,511,103 shares

--------------------------------------------------------------------------------
         (12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES [_]

--------------------------------------------------------------------------------
         (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   45.7%
--------------------------------------------------------------------------------
         (14)      TYPE OF REPORTING PERSON

                   CO
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                                       -2-

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          This amends and supplements the Statement on Schedule 13D originally dated April 19, 1989, as amended by Amendment Nos. 1 through 18 (the "Schedule 13D"), previously filed with the Securities and Exchange Commission by Domaines Barons de Rothschild (Lafite) (the "Reporting Person") with respect to its beneficial ownership of common stock, no par value, of The Chalone Wine Group, Ltd., a California corporation.

Item 1.  Security and Issuer.

         This statement relates to the Common Stock, no par value (the "Common Stock") of The Chalone Wine Group, Ltd., a California corporation (the "Company"). The address of the Company's principal executive office is 621 Airpark Road, Napa, California 94585-6272.

Item 2.  Identity and Background

         Response unchanged.

Item 3.  Source and Amount of Funds or Other Consideration.

         Response unchanged.

Item 4.  Purpose of Transaction.

         Response unchanged.

Item 5.  Interest in Securities of the Issuer.

         Response unchanged.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of this Statement is hereby supplemented as follows:

         On August 21, 2002, pursuant to a Convertible Note Purchase Agreement, a copy of which is attached hereto as Exhibit A, among the Company, SFI Intermediate Ltd. and the Reporting Person, the Reporting Person purchased a 9% convertible subordinated promissory note from the Company due August 21, 2004, in the aggregate principal amount of $8,250,000 (the "Note"). The Note, a copy of which is attached hereto as Exhibit B, is convertible at the election of the Reporting Person two business days prior to any transaction or series of related transactions approved by the Company's Board of Directors that results in the holders of record of the Company's capital stock immediately prior to the transaction or transactions holding less than fifty percent (50%) of the voting power of the Company immediately after such transaction or transactions, including the acquisition of the Company's by another entity and any reorganization, merger, consolidation or share exchange, or which results in the sale of all or substantially all of the assets of the Company. In addition, the
Note is convertible by the


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Company, at August 21, 2004, into shares of Common Stock at a conversion price of $9.4207 per share. In the event the Company chooses to prepay the Note, subject to certain conditions set forth therein, the Reporting Person may, under certain circumstances, require the Company's indebtedness under the Note to be converted into shares of Common Stock at a conversion price of $9.4207 per share.

         The Note is subordinated to certain obligations of the Company to its Senior Lenders pursuant to a Subordination Agreement by and between the Company's Senior Lenders (as defined therein) and the Reporting Person, attached hereto as Exhibit C.

         Additionally, in connection with the Note Purchase Agreement, the parties to the Note Purchase Agreement have entered into a Registration Rights Agreement dated as of August 21, 2002 (the "Registration Rights Agreement"), a copy of which is attached hereto as Exhibit D.

         The foregoing descriptions of the Note Purchase Agreement, the Note, the Subordination Agreement and the Registration Rights Agreement, are qualified in their entirety by reference to such agreements, copies of which have been filed as exhibits hereto.

Item 7.  Material to be filed as Exhibits.

         The following materials are filed as Exhibits to the Statement, as amended by this Nineteenth Amendment:

         Exhibit A:     Convertible Note Purchase Agreement dated as of
                        August 21, 2002, by and among The Chalone Wine Group,
                        Ltd., SFI Intermediate Limited and Les Domaines Baron de Rothschild (Lafite).

         Exhibit B:     Convertible Subordinated Promissory Note in the
                        amount of $8,250,000 dated as of August 21, 2002, issued by The Chalone Wine Group, Ltd. to Les
                        Domaines Baron de Rothschild (Lafite).

         Exhibit C:     Subordination Agreement, dated as of August 21,
                        2002, made by Les Domaines Baron de Rothschild, in favor of each of the Senior Lenders as listed therein.

         Exhibit D:     Registration Rights Agreement dated as of August 21,
                        2002, by and among The Chalone Wine Group, Ltd., SFI
                        Intermediate Limited and Les Domaines Baron de
                        Rothschild (Lafite).







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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  August 29, 2002



                                            Domaines Barons De Rothschild
                                            (Lafite)



                                            By:      /s/ Michael A. Varet
                                                 -------------------------------
                                            Name:     Michael A. Varet
                                            Title:   Attorney-in-Fact